CONSENT OF THOMAS GARAGAN
I consent to the inclusion in the Management’s Discussion and Analysis of B2Gold Corp. (the “Company”) for the quarter ended September 30, 2017 (the “MD&A”), of references to my name with respect to the disclosure of (i) information regarding the Anaconda mineral resource estimate and (ii) all other scientific and technical information regarding the Company’s properties in the MD&A (the “Technical Information”).
I also consent to the incorporation by reference in the Company’s (i) Registration Statement on Form F-10 (No. 333-208506), as amended, and (ii) Registration Statements on Form S-8 (Nos. 333-206811, 333-200228, 333-192555 and 333-218710), filed with the United States Securities and Exchange Commission, of the references to my name and the Technical Information in the MD&A.

/s/ Thomas Garagan
Thomas Garagan
Date: November 7, 2017